

Mail Stop 7010

April 21, 2006

Mr. Robert H. Spilman, Jr.
President and Chief Executive Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

> **RE:**   **Bassett Furniture Industries, Incorporated**
> **Form 10-K for Fiscal Year Ended November 26, 2005**
> **Filed January 30, 2006**
> **File No. 000-00209**

Dear Mr. Spilman:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page F-5

1. We note that you discuss changes in your net sales with reference to sales to your BFD network versus sales to non-BFD stores. However, because you own some of the stores in your BFD network, the impact of increases in sales to your BFD network on your consolidated sales is unclear. Accordingly, in future filings, please also discuss changes in your sales to company-owned BFD stores separately from changes in sales to your independently-owned BFD stores.

2. We note that the additions charged to cost and expenses with respect to your allowance for doubtful accounts in schedule II on page F-38 are significant to your income before income tax provision. Explain to us and include in your MD&A in future filings, the reasons for these significant charges. Also consider disclosing your days of sales outstanding to further explain to your readers the changes in your accounts receivable balance.

Contractual Obligations and Commitments, page F-12

3. In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350, *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Consolidated Statements of Cash Flows, page F-17

4. Given the materiality of Other, net in your statement of cash flows, please tell us the nature and amounts of the items included in this line. In addition, please disclose the components of this line in greater detail in future filings.

Accounts Receivable and Notes Receivable, page F-18

5. We note your disclosure that substantially all of your notes receivable are due from customers located within the United States. Please explain to us and expand your accounting policy in future filings to disclose the nature and terms of these notes receivable. If these notes receivable are to related parties, disclose this fact in your filing. In addition, citing relevant accounting literature, please tell us your basis for classifying these notes receivable with the operating section of your statement of cash flows.

Revenue Recognition, page F-20

6. We note your disclosure on page 2 that a significant development in your business is the creation of a vertically integrated retail sales network that resulted in 68% of your wholesale shipments in 2005 to retail stores in the Bassett Furniture Direct Network. In addition, we note that 97 of the total 130 stores within your BFD Network are independently owned stores. Explain to us and include as a significant accounting policy in your future filings how you account for the various license fees that you charge to these licensee retail stores, if any, and how you present these fees within your financial statements.

Variable Interest Entities, page F-21

7. We note your disclosure that you determined LRG Furniture, LLC is a VIE, that you are the primary beneficiary, and that you now consolidate this entity according to FIN 46R. In future filings, include the disclosure requirements of paragraph 23 of FIN 46R in your footnotes.

8. In addition, we note your disclosure that substantially all licensees have sufficient equity to carry out their principal operation activities without subordinated financial support. To the extent that your licensees, other than LRG Furniture, are VIE's of which you are not the primary beneficiary, please disclose the information required by paragraph 24 of FIN 46R, if material.

8. Income Taxes, page F-26

9. We note the increase in your state net operating loss carryforward valuation allowance from $340 in 2004 to $1,000 in 2005, despite a change of only $58 in the deferred tax asset associated with your state net operating loss carryforwards. Please tell us the changes that occurred in 2005 that resulted in your determination to increase the valuation allowance in 2005. Please also tell us how the increase in your valuation allowance is reflected in your effective income tax rate reconciliation.

13. Restructuring Charges, page F-29

10. Please tell us and disclose, in future filings, the expected timeframe in which you will pay the remaining $782 liability at November 26, 2005. To the extent that this liability represents an estimate, please tell us and disclose, in your critical accounting policies in future filings, the uncertainties and assumptions associated with this liability.

14. Acquisition of Retail Licensee Stores, page F-30

11. Please tell us your consideration of Rule 3-05 of Regulation S-X with respect to your acquisitions in 2005. In particular, please provide us with the details of the calculation of your income significance test for each acquisition.

12. Please tell us more about your accounting for the three acquisitions discussed on page F-30. Specifically, please clarify the following:
    * Your basis for recognizing an impairment of goodwill of $2,465 at the time of the acquisition, both in terms of economic factors and authoritative accounting literature considered. In particular, please tell us your consideration of paragraphs B69 and B70 of SFAS 142.

- Your basis for recognizing $1,739 of asset impairment charges at the time of the acquisition, both in terms of economic factors and authoritative accounting literature considered.
- With respect to the previously recorded reserves associated with your impairment charges, please tell us:
  - The amount of the previously recorded reserves associated with your impairment charges.
  - The timing of when these previously recorded reserves were recognized.
  - Your basis for recognizing these reserves, both in terms of economic factors and authoritative accounting literature considered.
- How you applied issues 3 and 4 of EITF 04-1 with respect to the reacquisition of the licenses granted to the acquired retail stores, how you valued these reacquired licenses, and how you determined the useful life of these licenses.
- The amount of the intercompany profits eliminated in accordance with EITF 04-1, how you valued the reacquired inventory, and your basis for applying EITF 04-1 to what appears to be inventory, rather than executory contracts.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Robert H. Spilman, Jr.
Bassett Furniture Industries, Incorporated
April 21, 2006
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief